December 2015 Pricing Sheet dated December 4, 2015 relating to Preliminary Terms No. 517 dated November 30, 2015 Registration Statement No. 333-199966 Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Contingent Income Auto-Callable Securities due December 7, 2018

Based on the Performance of the Common Stock of Amgen Inc.

Principal at Risk Securities

PRICING TERMS - December 4, 2015

Issuer:	JPMorgan Chase & Co.
Underlying stock:	Common stock of Amgen Inc.
Aggregate principal amount:	$2,304,370
Early redemption:	If, on any determination date (other than the final determination date), the closing price of the underlying stock is greater than or equal to the initial stock price, the securities will be automatically redeemed for an early redemption payment on the first contingent payment date immediately following the related determination date. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Contingent quarterly payment:

•    If, on any determination date, the closing price is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $0.2538 (2.5375% of the stated principal amount) per security on the related contingent payment date.

•    If, on any determination date, the closing price is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	March 4, 2016, June 6, 2016, September 6, 2016, December 7, 2016, March 6, 2017, June 5, 2017, September 5, 2017, December 4, 2017, March 5, 2018, June 4, 2018, September 4, 2018 and December 4, 2018, subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final stock price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final stock price is less than the downside threshold level:	(i) the stated principal amount times (ii) the stock performance factor. This cash payment will be less than 80% of the stated principal amount of the securities and could be zero.

Downside threshold level:	$129.144, which is equal to 80% of the initial stock price
Initial stock price:	$161.43, which was the closing price of the underlying stock on the pricing date
Final stock price:	The closing price of the underlying stock on the final determination date
Stock adjustment factor:	The stock adjustment factor is referenced in determining the closing price of the underlying stock and is set initially at 1.0 on the pricing date. The stock adjustment factor is subject to adjustment in the event of certain corporate events affecting the underlying stock.
Stock performance factor:	final stock price / initial stock price
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	December 4, 2015
Original issue date (settlement date):	December 9, 2015
Maturity date:	December 7, 2018, subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement no. 4a-I
CUSIP/ISIN:	48128A400 / US48128A4004
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)

Commissions and issue price:	Price to public(1)	Fees and commissions	Proceeds to issuer

Per security	$10.00	$0.20(2)	$9.75
		$0.05(3)
Total	$2,304,370.00	$57,609.25	$2,246,760.75

(1) See “Additional Information about the Securities — Supplemental use of proceeds and hedging” in this document for information about the components of the price to public of the securities.
(2) JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.20 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”). See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-87 of the accompanying product supplement no. 4a-I.
(3) Reflects a structuring fee payable to Morgan Stanley Wealth Management by the agent or its affiliates of $0.05 for each $10 stated principal amount security.

The estimated value of the securities on the pricing date as determined by JPMS was $9.579 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement no. 4a-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Preliminary terms no. 517 dated November 30, 2015:

http://www.sec.gov/Archives/edgar/data/19617/000114036115043150/formfwp.htm

Product supplement no. 4a-I dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008407/e61359_424b2.pdf

Prospectus supplement and prospectus, each dated November 7, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214008397/e61348_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.